P.E. 10/30/01


02014936

SECURITIES AND EXCHANGE COMMISSION


RECEIVED
FEB 14 2002
456

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, **2001**

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No ✓


LIQUIDATION
WORLD

NEWS RELEASE

For Immediate Release
October 12, 2001 – Calgary, Alberta

Liquidation World Announces Record Quarterly And Annual Sales

Liquidation World Inc. (LQW – TSE; LIQWF – Nasdaq) announces revenues for the 53 weeks ending October 7, 2001. Sales for fiscal 2001 were $185.2 million compared to sales of $164.8 million during the 52 weeks ending October 1, 2000, representing a 12% increase, year over year. Fiscal 2001 marks the 15th consecutive year of increasing sales at Liquidation World.

Sales during the fourth quarter of fiscal 2001, the 14 weeks ending October 7, 2001, totaled $49.0 million, a 17% increase from $41.9 million during the corresponding 13 weeks in fiscal 2000.

Complete financial results for fiscal 2001 will be announced in mid December 2001.

Liquidation World is a liquidator of consumer merchandise through 87 outlets across North America. The Company conducts weekly auctions of a diverse range of merchandise and equipment in the Calgary and Edmonton, Alberta markets and through on-site auctions across North America. Liquidation World solves inventory problems, in a professional manner, for banks, receivers, insurance companies, manufacturers and other organizations, and is committed to providing its customers with outstanding value over a broad range of merchandise. Liquidation World opened its first outlet in 1986 and is now the largest liquidator in Canada, with more than 1600 employees in outlets across Canada and the U.S.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, C.A. Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250 – 1222
Fax: (403) 291 - 1306

Symbol: TSE - "LQW" and NASDAQ - "LIQWF"
For the Month: October, 2001
Date: November 1, 2001

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, October, 2001	18,750
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, October, 2001	92,840
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1996 Stock Option Plan	92,840

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, October, 2001	115,400
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1997 Stock Option Plan	115,400

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, October, 2001	82,650
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1998 Stock Option Plan	82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, October, 2001	128,200
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1999 Stock Option Plan	128,200

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, October, 2001	129,750
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 2000 Stock Option Plan	129,750

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	165,184
Stock Options Exercised	0
Closing Reserve Balance	165,184
1997 Stock Option Plan Opening Reserve Balance	219,000
Stock Options Exercised	0
Closing issued Capital Balance	219,000
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	130,000
Stock Options Exercised	0
Closing issued Capital Balance	130,000
2000 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, October, 2001	8,485,976
Stock Options Exercised	0
Closing Issued Capital Balance	8,485,976

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date November 1, 2001

By *Signed (Andrew Searby)*
Andrew Searby, C.A.
Chief Financial Officer